LAW OFFICES OF
ERIG P. LITTMAN. P.A.
7695 S.W. 104TH STREET
OFFICES AT PINECREST
SUITE 2 I 0
MIAMI, FLORIDA 33155

MARK J. BRYN	TELEPHONE: (305) 663-3333
OF COUNSEL	FACSIMILE: (305) 665-0003
E-MAIL: ELITTMAN@AOL.COM
July 6, 2012

SENT VIA EMAIL: collinska@sec.gov

Ms. Kathleen Collins
United States Security and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Pay Mobile, Inc.
       File No. 001-16851

Dear Ms. Collins:

As I informed you over the telephone, Pay Mobile, Inc. needs additional time to respond to the SEC's Comment Letter dated June 25, 2012. The reason for this is that while most of the responsive work has been completed, the Company's Auditor has been on vacation and therefore we have been unable to respond to certain questions raised in your letter. We request an extension until July 13, 2012 to file the response.

Thank you for your cooperation.

Very truly yours,

/s/ Eric P. Littman
Eric P. Littman
EPL/jo

cc: Pay Mobile, Inc